SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release, dated May 30, 2008, regarding the completion of the sale of Antonveneta to Banca Monte dei Paschi di Siena

Item 1
Press Release
Banco Santander completes the sale of Antonveneta to Banca Monte dei Paschi di Siena
Madrid, May 30, 2008 — Banca Monte dei Paschi di Siena (BMps) and Banco Santander completed today the sale of Antonveneta for EUR 9,000 million, executing the agreement announced on November 8, 2007.
The Chairmen of Banco Santander, Emilio Botín, and BMps, Giuseppe Mussari, with BMps General Manager Antonio Vigni, took advantage of this occasion to meet in Madrid to consider possible joint business opportunities in areas such as corporate banking, treasury services, and Latin America.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN
This material is not for distribution or publication, directly or indirectly, in or into the United States of America (including its territories and dependencies, any State of the United States and the District of Columbia). This material does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”). The securities mentioned herein may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the Securities Act) except pursuant to an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States. The distribution of this material in certain jurisdictions may be restricted by law. The information contained herein is not for publication or distribution in or into Canada, Japan or Australia and does not constitute or form a part of any an offer or solicitation to purchase or subscribe for securities in Canada, Japan or Australia.

Comunicación Externa.
Ciudad Grupo Santander Edificio Arrecife Pl. 2
28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39
comunicacion@gruposantander.com

Banca Monte dei Paschi di Siena spa — Relazioni con i Media
Tel: 0577.299927, Fax: 0577.294148
ufficio.stampa@banca.mps.it

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 30, 2008	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez Title: Executive Vice President